WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Cont[illegible]s, President (604) 662-4480

NEWS RELEASE

29 January 2004

Williams Creek Explorations Limited is pleased to announce it has signed an agreement to acquire one mining claim consisting of nine units situated in the Skeena Mining Division of the Province of British Columbia from J. Fillion for a cash payment of $5,000.00 and the issuance of 30,000 common shares, subject to a four month Exchange hold period and a 12 month hold period under the *Securities Act* of British Columbia, at a deemed price of $0.25 per share, being a discount from the Market Price on acceptance of the agreement by the TSX Venture Exchange. The closing price of the Company's shares on 26 January 2004, the last day the shares traded, was $0.285. No finder's fee is to be paid with respect to this transaction.

ON BEHALF OF THE BOARD

"JAMES E. McINNES"

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR, THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.